

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2024

KC McClure
Chief Financial Officer
Accenture plc
1 Grand Canal Square
Grand Canal Harbour
Dublin 2, Ireland

> **Re: Accenture plc**
> **Form 10-K for Fiscal Year Ended August 31, 2023**
> **File No. 001-34448**

Dear KC McClure:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services